EXHIBIT 1
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FOR IMMEDIATE RELEASE                                           11 February 2008


                              WPP GROUP PLC ("WPP")

   WPP Digital acquires stake in NuConomy, an innovative web analytics company


WPP Digital, the digital investment arm of WPP Group plc ("WPP") today announced that it has acquired a stake in NuConomy, an innovative next-generation web-analytics company.

Founded in 2006 in Israel, NuConomy enables businesses to go beyond the information typically provided by web-analytics tools to provide unparalleled visibility into online user behavior.

The NuConomy Studio is the world's first "performance insight platform," built from the ground up to provide completely new ways to measure today's interactive web, allowing publishers to go beyond the current page view model, to gain more valuable insights into their business. Additionally, NuConomy's unique ranking module allows web publishers to measure consumers' engagement and interaction with content, while giving advertisers actionable insight into the audience they engage with. NuConomy is headquartered in Silicon Valley, California with R&D offices in Israel.

This investment continues WPP's strategy of developing its business in fast growing markets and sectors and strengthening its capabilities in digital media and research. It builds on recent investments in Invidi, IMMI, VideoEgg, Visible Technologies and Spot Runner. NuConomy is expected to work closely with Kantar Group companies.

Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
Fran Butera, WPP                                               T +1 212 632 2200
Shahar Nechmad, NuConomy                                       T +1 415 307 5378
www.wpp.com
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www.nuconomy.com
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About WPP
WPP is one of the world's leading communications services groups. Through its operation companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. The Company employs approximately 100,000 people including associates in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the NASDAQ 100 and more than 30 of the companies that comprise the Fortune e-50.